AB 3/3/03

03011910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

SEC FILE NUMBER
~~8-053687~~

8-53687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STC SECURITIES CORPORATION
(File as confidential information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NORTHEAST MIZNER BOULEVARD, SUITE 675
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. STEVEN ZUM TOBEL (561) 672-4949
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH, D.C. 165 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, E. Steven zum Tobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STC Securities Corporation as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Roger L Shaffer Jr
My Commission CC820964
Expires May 8, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

STC SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT

STC SECURITIES CORPORATION

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.aheamcpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
STC Securities Corporation

We have audited the accompanying statement of financial condition of STC Securities Corporation (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STC Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn Jasco + Company P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 17, 2003

STC SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,005,517
Clearing deposits held	255,323
Securities owned, at market value	7,677
Commissions receivable	649,558
Prepaid expenses	17,801
TOTAL CURRENT ASSETS	1,935,876
COMPUTER EQUIPMENT, net	15,496
TOTAL	$ 1,951,372

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 35,622
Payable to brokers and dealers	506,538
Income tax payable	41,300
Securities sold but not yet purchased, at market value	201
Clearing deposits payable	255,323
Deferred income taxes	6,300
TOTAL CURRENT LIABILITIES	845,284
SUBORDINATED LOANS	532,771
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	499,990
Retained earnings	73,317
TOTAL STOCKHOLDERS' EQUITY	573,317
TOTAL	$ 1,951,372

The accompanying notes should be read with these financial statements.

STC SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 1,025,700
Net dealer inventory and investment gains and losses	891,636
Interest and dividends	33,711
TOTAL REVENUES	1,951,047
OPERATING EXPENSES:	
Commissions	901,201
Clearing and other transaction costs	776,303
General and administrative	42,754
Interest expense	32,778
Employee compensation and benefits	22,190
Rent expense	16,168
Professional services	13,500
Licenses and registration	11,975
Telephone	7,004
Insurance	3,837
Depreciation	2,420
TOTAL OPERATING EXPENSES	1,830,130
INCOME BEFORE PROVISION FOR INCOME TAXES	120,917
PROVISION FOR INCOME TAXES	47,600
NET INCOME	$ 73,317

The accompanying notes should be read with these financial statements.

STC SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Totals
BALANCES, January 1, 2002	-	$ -	$ -	$ -	$ -
Issuance of common stock	1,000	10	199,990		200,000
Contributed capital			300,000		300,000
Net income for the year ended December 31, 2002		-	-	73,317	73,317
BALANCES, December 31, 2002	1,000	$ 10	$ 499,990	$ 73,317	$ 573,317

The accompanying notes should be read with these financial statements.

STC SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 73,317
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	2,420
Deferred income taxes	6,300
Balances of certain assets and liabilities:	
Commissions receivable	(649,558)
Prepaid expenses	(17,801)
Securities owned, at market value	(7,677)
Accounts payable and accrued expenses	35,622
Payable to brokers and dealers	506,538
Income tax payable	41,300
Securities sold but not yet purchased, at market value	201
NET CASH USED IN OPERATING ACTIVITIES	(9,338)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of computer equipment	(17,916)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Borrowings under subordinated loan agreements	532,771
Clearing deposits payable	255,323
Clearing deposits held	(255,323)
Issuance of common stock	200,000
Contribution to capital	300,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,032,771
CASH AND CASH EQUIVALENTS, End of year	$ 1,005,517
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ -

The accompanying notes should be read with these financial statements.

STC SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

STC Securities Corporation (the "Company") was incorporated in the State of Florida effective as of January 1, 2002. The Company operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Ava Holding Corp. ("Ava").

The Company manages its customer accounts through Bear Stearns Securities ("Bear") on a fully disclosed basis. Bear provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company. The amount receivable from brokers and dealers relates to commissions earned by the Company for trades executed by the other broker/ dealer on behalf of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable (if any) are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Computer Equipment

Computer equipment is recorded at cost and depreciated over the estimated useful lives of those assets using straight-line and accelerated methods. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with Bear) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Fair Value of Financial Instruments

Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Statement of Comprehensive Income

In accordance with SFAS No. 130, "Reporting Comprehensive Income", the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $1,070,829, which was $899,829 in excess of its required net capital of $171,000. The Company had a ratio of aggregate indebtedness to net capital of .79 to 1, based on an aggregated indebtedness of $849,664 as of December 31, 2002.

NOTE 3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consist of the following:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 7,677	$ 201
Municipal bonds	-	-
Options and warrants	-	-
Total	$ 7,677	$ 201

NOTE 4. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2002, are as follows:

Subordinated loan, 14.3%, due July 3, 2003	$ 267,875
Subordinated loan, 14.3%, due August 1, 2003	264,896
	$ 532,771

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

An option to convert the subordinated loans into 50% of the current outstanding common stock of Ava was sold for $300,000 to the maker of the subordinated loans. The option may be exercised prior to the one year anniversary of the date of the first subordinated loan by providing a 45 day advance written notice to the Company. Ava contributed the $300,000 proceeds to the capital of the Company.

NOTE 5. INCOME TAXES

A summary of the provision for income tax for the year ended December 31, 2002 is as follows:

Currently payable:	
Federal	$ 35,400
State	5,900
Deferred tax provision	6,300
Total provision for income tax	$ 47,600

The Company has used an estimated combined federal and state effective tax rate of 40% for all tax computations. The effective tax rate of 40% differs from the federal rate of 34% primarily due to state taxes and permanent differences. The deferred taxes arise from temporary differences between the financial statement carrying amounts and tax bases of the Company's computer equipment.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently leases office space under a month to month lease agreement that requires a thirty day advance notice to terminate.

NOTE 7. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 7. CONCENTRATIONS AND CREDIT RISKS (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Major Customer

The Company had one customer that comprised 92.6% of the Company's commission revenue and net dealer inventory and investment gains and losses.

STC SECURITIES CORPORATION
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY		$ 573,317
SUBORDINATED BORROWINGS ALLOWABLE IN COMPUTATION OF NET CAPITAL		532,771
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Computer equipment, net	15,496	
Other receivables	425	
Excess clearing deposit	385	
Prepaid expenses	17,801	34,107
Net Capital before Haircuts on Securities Positions		1,071,981
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Trading and investment securities:		
Stocks and warrants	1,152	
Undue concentration	-	
Other	-	1,152
NET CAPITAL		$ 1,070,829
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 35,622
Overdraft in error account		4,581
Income taxes payable, and deferred taxes		47,600
Deposits payable		255,323
Payable to brokers and dealers		506,538
TOTAL AGGREGATE INDEBTEDNESS		$ 849,664
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 171,000
Net capital		1,070,829
EXCESS NET CAPITAL		$ 899,829
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.79 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 1,097,914
Net audit adjustments		(27,085)
NET CAPITAL PER ABOVE		$ 1,070,829

STC SECURITIES CORPORATION
SCHEDULE OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2002.

STC SECURITIES CORPORATION
SCHEDULE OF EXEMPTIVE PROVISIONS UNDER RULE 15c3-3
DECEMBER 31, 2002

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

STC SECURITIES CORPORATION
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2002

Balance, January 1, 2002	$ -
Issuance of subordinated loans	532,771
Repayment of subordinated loans	-
Balance, December 31, 2002	$ 532,771

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
PURSUANT TO SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED DECEMBER 31, 2002

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.aheamcpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL PURSUANT TO SEC RULE 17a-5(g)(1)

Board of Directors
STC Securities Corporation

In planning and performing our audit of the financial statements of STC Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. . However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ahearn, Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 17, 2003